Filed by Zebra Holdco, Inc.

Registration Statement File No. 333-198695

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Corporations: Zillow, Inc.

Commission File No.: 001-35237

Trulia, Inc.

Commission File No.: 001-35650

TRANSCRIPT OF SPENCER RASCOFF’S OCTOBER 1, 2014 APPEARANCE ON CNBC

Jim Cramer, Host, Mad Money, CNBC: What do we do with Zillow the number 1 online repository of home values and home listings that’s about to get even bigger with its $3.5 billion acquisition Trulia. And, now that the big boys have decided to start to compete on this online real estate space, Monday we learned that News Corp, Rupert Murdoch, is acquiring Move the owner of Realtor.com which with Trulia about to be gobbled up is really Zillow’s last remaining competitor of any meaningful scale. Will it matter? Could the deep pocketed competitor impact Zillow’s business? Which when combined with Trulia makes up 61% of the online real estate listing market. Zillow’s latest quarter was solid. Average—company’s average revenue per user rising 20%. Management boosted their outlook for the next quarter and for the full year. Meanwhile, stocks up 36% year to date. Much better than the market lately taking a beating though. It’s now down 50 points from its high. Let’s check in with Spencer Rascoff the CEO of Zillow. Get a better sense of where his company’s headed. Mr. Rascoff welcome back to Mad Money.

Spencer Rascoff, CEO, Zillow: Thanks Jim. Thanks for having me.

Jim Cramer: How are you today? Good to see you. Have a seat. Alright. Let’s cut right to it. Rupert Murdoch. Tough guy. People don’t like usually get again—go against him. He buys a principle competitor. What does it do to the landscape? What does it do for Zillow’s margins?

Spencer Rascoff: Well, I think what it means is that Realtor.com is no longer the realtor’s website. And, I think that the industry—the real estate industry will now realize that it’s Rupert.com and that makes them more likely to wanna partner with Zillow based on the size of our traffic and our business model. And, I think that’s good for us.

Jim Cramer: But why wouldn’t they try to pit you against …

Spencer Rascoff: Well, I mean, they can try but we have a large audience, we have a business model which is listing agent friendly, broker friendly, MLS friendly and this is why most every major real estate site—most every major real estate company in the country including Realogy, Keller Williams, ReMax and many others have partnered with Zillow. So, I think with the acquisition of Realtor.com that means more and more MLSs and agents and brokers will realize that Realtor.com is just another portal and they ought to work with Zillow.

Jim Cramer: Now, you did—there are numbers that have come out. Looks like the com score August traffic. You are growing much faster.

Spencer Rascoff: We are. I mean we started this company 9 years ago and from a standing start we zoomed past the competition. We’re the largest real estate site in the category. We’re gaining share each and every quarter. So, we keep growing.

Jim Cramer: Do you—did you ever consider buying Realtor.com. And I ask that is because you told me in the spring that you wouldn’t buy Trulia. You would destroy Trulia then you told me yes it was a good idea to buy Trulia cause the time was right.

Spencer Rascoff: We did consider buying Realtor.com.

Jim Cramer: You did?

Spencer Rascoff: Yes. We did. And, we did consider buying Trulia and you know the thing is on the Internet user experience rules and if you build a great product you end up with the audience lead. If you end up with the audience lead eventually advertisers follow. It’s very difficult to turn around a struggling brand online. And, once audience starts decline, we’ve seen this with many other Internet companies, it’s very hard to turn around. Trulia is a brand with on the ascendency. They’ve got 50 million unique users. Zillow has 90 million unique users. But, Zillow and Trulia are a lot bigger than Realtor.com.

Jim Cramer: Why won’t you ever destroy Trulia?

Spencer Rascoff: Well, we separated ourselves quite a bit such that when we eventually bought them the exchange ratio was such that Zillow shareholders received  2⁄3 of the company. Trulia shareholders received  1⁄3 of the company. So, it’s not about destroying them but it is about having grown Zillow quite a bit bigger and now we think Trulia will be a great additional brand within the Zillow family. So, we’ll operate it, once the deal closes, as a separate brand. Some consumers will choose Zillow. Some will choose Trulia and advertisers will buy media from Zillow, Inc. and the ads will serve on both sides.

Jim Cramer: Will there be enough inventory? What percentage of the sites are already locked up or blocked out some could say by individual realtor?

Spencer Rascoff: Our traffic has grown so quickly that we have lots of inventory. Lots of ads to sell. And, that’s when we went public we had 15,000 agents spending about $240 a month advertising. Today we have 60,000 agents approximately. So, 4x growth spending over $300 a month. So, the number of agents keeps growing and as you mentioned at the start of the segment here the revenue per agent continues to grow as well.

Jim Cramer: Now, stock down 50 so I try to figure out what did it. Now, maybe some people felt like you paid too much or you had arbitrage. But, how bout these. I spoke with Professor Shiller yesterday Nobel Laureate. He said, listen the price of homes are peaking. We know that mortgage refi’s [phonetic] are down a lot. You’ve addressed that because you’ve cut that mortgage business that you do. But, is it just possible that there is another slow down coming and that people won’t be looking as aggressively for homes?

Spencer Rascoff: I’m not that worried about that. You know what’s happening nationwide with housing is home values are increasing about 5% year over year and we forecast only a 3% appreciation. So, Shiller’s right that home values are slowing but the migration of consumer shopping from offline, out of print and on to online and onto mobile which is where Zillow is really the clear leader, I think that swamps any potential real estate slow down but regardless we’re not forecasting a real significant slowdown. This is a—it’s kind of a choppy real estate market. Some parts of the country still growing very quickly. Others not growing as quickly. But, the real estate market overall is growing more slowly than it was a year ago but it’s not in a housing recession.

Jim Cramer: In San Francisco we know has peaked according to Shiller. Does your usage in San Francisco drop?

Spencer Rascoff: No. Not at all. Doesn’t go away.

Jim Cramer: Now, how about correlations. You told me once you were gonna spend a lot of money on advertising. I got worried about an arms war. I watch a lot of NFL football. Is it working? You spend a lot of money on NFL football.

Spencer Rascoff: We do advertise a lot. We’re spending around $75 million in advertising this year. And, last year we spent over $35 million in advertising. It’s working. You see it in the audience numbers. You see it in a traffic growth. You see it. Zillow is the largest real estate site out there and it’s because we have a great product though we’ve also spent a lot of money in advertisement.

Jim Cramer: Okay. Talk to me about StreetEasy. In the most recent [unintelligible] looks like that was a good buy. You’re starting—New York-centric that I think New York was a market that you weren’t doing well in. How’s the amalgamation?

Spencer Rascoff: It’s fantastic. We’ve …

Jim Cramer: You had to do it though. Right? You admitted to me you had to do it.

Spencer Rascoff: Well, we did. I did. So, Zillow was the largest real estate site in every city except in New York where StreetEasy had 14 times the number of listing pages as Zillow. So, StreetEasy is a incredible brand for New York. A year ago we bought it for $50 million. We took the Zillow playbook to New York. That means focus on mobile, mobile, mobile. And, so over the last year we made the website free. StreetEasy used to have a pay wall. We’ve removed that. We launched a mobile website. A completely responsive mobile website and then iPhone, iPad and Android Apps for StreetEasy. A year later the StreetEasy Brand, audience, registrations, number of leads to emails. Email leads to real estate agents are way up. And, now, it’s time to build a business. So, I couldn’t be more excited about StreetEasy in New York.

Jim Cramer: Last question. I’m Marissa Mayer from Yahoo. I just got $5.8 billion in tax. I’m not a dominant player in any particular aspect. I need to dominate something. I pick up the phone. I call Spencer Rascoff and say this is the call of your dreams name your price. Is there a price?

Spencer Rascoff: Well, I guess there’s always a price for any asset whether it’s your home or your company.

Jim Cramer: This could be a good deal for you. You could start another company. You could stay with them. But, this is how I would, you know, this is how I would turn my company around.

Spencer Rascoff: Yeah. I mean, I don’t know. For us we feel like we’re still in the pretty early innings with the Trulia acquisition, we have so much further to go so that’s my focus. I don’t think it would be the right time to sell.

Jim Cramer: Very good. That’s what I need to know. That’s Spencer Rascoff, CEO of Zillow [unintelligible]. Always entertaining. Always forth full. Thank you so much Spencer.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties, including, without limitation, statements regarding Zillow, Inc.’s (“Zillow”) proposed acquisition of Trulia, Inc. (“Trulia”) (the “Proposed Transaction”). Statements containing words such as “may,” “believe,” “anticipate,” “expect,” “intend,” “plan,” “project,” “will,” “projections,” “estimate,” or similar expressions constitute forward-looking statements. Such forward-looking statements are subject to significant risks and uncertainties and actual results may differ materially from the results anticipated in the forward-looking statements. Factors that may contribute to such differences include, but are not limited to, the possibility that the transaction will not close, including, but not limited to, due to the failure to obtain shareholder approval or the failure to obtain governmental approval. The foregoing list of risks and uncertainties is illustrative, but is not exhaustive. Additional factors that could cause results to differ materially from those anticipated in forward-looking statements can be found under the caption

“Risk Factors” in Zillow’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014, under the caption “Risk Factors” in the Registration/Joint Proxy Statement (as defined below), and in Zillow’s other filings with the Securities and Exchange Commission (the “SEC”). Except as may be required by law, Zillow does not intend, nor undertake any duty, to update this information to reflect future events or circumstances.

Additional Information and Where to Find It

In connection with the Proposed Transaction, a new holding company, Zebra Holdco, Inc. (“Holdco”), has filed a Registration Statement on Form S-4 with the SEC, which includes a registration statement and preliminary prospectus with respect to Holdco’s shares to be issued in the Proposed Transaction and a preliminary joint proxy statement of Zillow and Trulia with respect to the Proposed Transaction (the “Registration/Joint Proxy Statement”). The information in the preliminary Registration/Joint Proxy Statement is not complete and may be changed. The definitive Registration/Joint Proxy Statement will be mailed to shareholders of Zillow and stockholders of Trulia after the Registration Statement on Form S-4 is declared effective by the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION /JOINT PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders can obtain free copies of the Registration /Joint Proxy Statement at the SEC’s website at www.sec.gov. Copies of the Registration/Joint Proxy Statement, and the filings that are incorporated by reference therein, may also be obtained, without charge, by contacting Zillow Investor Relations at (206) 470-7137 or by going to Zillow’s website, www.zillow.com, under the heading “Investors”. These documents may also be obtained, without charge, by contacting Trulia Investor Relations at (415) 400-7238 or going to Trulia’s website, www.trulia.com, under the tab “Investor Relations”.

Participants in Solicitation

The respective directors and executive officers of Zillow and Trulia and other persons may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Zillow or Trulia security holders in connection with the Proposed Transaction is set forth in the preliminary Registration/Joint Proxy Statement, and will also be set forth in the final Registration/Joint Proxy Statement. In addition, information regarding Zillow’s directors and executive officers is available in its proxy statement filed with the SEC by Zillow on April 17, 2014, and information regarding Trulia’s directors and executive officers is available in its proxy statement filed with the SEC by Trulia on April 22, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration /Joint Proxy Statement and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.